P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Announces Pricing of Public Offering of
Ordinary Shares

Lod, Israel – March 5, 2014 – AudioCodes Ltd. (NasdaqGS: AUDC) today announced the pricing of an underwritten public offering of 3,500,000 of its ordinary shares at a purchase price of $8.00 per share. The gross proceeds to AudioCodes from this offering are expected to be approximately $28 million, before deducting underwriting discounts and other estimated offering expenses. AudioCodes has granted the underwriters a 30-day option to purchase up to an aggregate of 525,000 additional ordinary shares to cover overallotments, if any. All of the shares in the offering are to be sold by AudioCodes. The offering is expected to close on or about March 10, 2014, subject to customary closing conditions.

AudioCodes intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, working capital requirements and future acquisitions.

In connection with the proposed offering, William Blair & Company, L.L.C. and Needham & Company, LLC are acting as joint bookrunning managers. Oppenheimer & Co. Inc. is acting as co-lead manager for the offering.

A shelf registration statement relating to the ordinary shares to be issued in the offering was filed with the Securities and Exchange Commission (SEC) and is effective. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

A preliminary prospectus supplement relating to the offering has been filed with the SEC and a final prospectus supplement relating to the offering will be filed with the SEC. When available, copies of the final prospectus supplement and accompanying prospectus relating to the offering may be obtained by contacting William Blair & Company, L.L.C. at 222 West Adams Street, Chicago, IL 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

Electronic copies of the final prospectus supplement and accompanying prospectus will also be available on the SEC website at http://www.sec.gov.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

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